Tractebel Energia
SUEZ

Florianópolis, July 11th, 2005.

CE DF-0029/2005

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifty Street N. W., Mail Stop 3 - 2
Washington, D.C. 20549 USA


05009781

Re.: Tractebel Energia S.A.
Exemption: Nº 82-4760

Gentleman,

Please find enclosed the translated copies of the minutes of meetings of the class "B" preferred shares stockholders special meeting, class "A" preferred shares stockholders special meeting and the general extraordinary meeting issued by Tractebel Energia. These documents were prepared in accordance with the rules of CVM, the Brazilian Securities and Exchange Commission. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it in the enclosed self-addressed envelope.

Sincerely,

Marc Verstraete
Financial and Investor Relations Director

cc.: Arianna Ferreira-Foley
The Bank of New York

dlw 7/19

CNPJ 02.474.103/0001-19

MINUTES OF THE SIXTEENTH SPECIAL GENERAL MEETING OF TRACTEBEL ENERGIA S.A.

On the 27th day of the month of June, two thousand and five, at 11:00 hours, at the Company head offices located at Rua Antônio Dib Mussi, 366, Centro, in the city of Florianópolis, Santa Catarina State Capital, the shareholders of TRACTEBEL ENERGIA S.A., representing over 2/3 (two thirds) of voting equity capital, according to registers and signatures in the "Shareholders Attendance Log", deliberating on the issues in the Agenda. Upon the start of works Mr. Maurício Stolle Bähr, Chairman of the Board of Directors, whose attribution, according to art. 12 of the Company Bylaws, is to preside the proceedings, proposed and saw accepted as the meeting Secretary Mr. José Moacir Schmidt. Opening the procedures the Chairman thanked the presence of the shareholders and Company Director Mr. Marc Jacques Zelie Verstraete. Next the Chairman informed that the present minutes shall be written as a summary of the procedures in the terms of article 130, § 1°, of Law 6.404/76, and that the Meeting had been lawfully summoned through notice published in the newspapers Valor Econômico, Diário Oficial do Estado de Santa Catarina and Diário Catarinense issues of the 10th, 14th and 15th of June 2005, requesting reading the aforementioned notices, carried out as transcribed: ***STOCKHOLDERS SPECIAL MEETING – NOTICE OF MEETING -*** *Within the terms of applicable legislation and corporate Bylaws,* ***TRACTEBEL ENERGIA S.A*** *stockholders are hereby notified to attend the Special Meeting to be held on June 27th 2005, at 11:00, at the Company Head Offices at Rua Antônio Dib Mussi, 366, Centro, Florianópolis, Santa Catarina State Capital, with the following* ***Agenda:*** ***1.*** *proposal for the conversion of all class "A" and "B" preferred shares issued by the Company into ordinary shares on a one for one basis for each existing share; e* ***2.*** *alteration of the disposed in articles 5th, 8th, § 2nd, and 30th, §§ 1st e 5th, of the Company Bylaws, in order to adequate it to the conversion of Company issued preferred shares into ordinary shares. In compliance with article 135, § 3°, of Law N. 6.404/1976, we inform the shareholders that the Proposal of the Board of Directors for the conversion of all class "A" and "B" preferred shares to ordinary shares is available at the Company's head offices and in the Company Internet site (www.tractebelenergia.com.br). Shareholders shall submit documental proof of Tractebel Energia S.A. stock ownership at the Company Head Offices within seventy two (72) hours, during normal office hours, before the Meetings are scheduled to take place, in compliance with applicable legislation and article 13 of Company Bylaws. Florianópolis, June 9th 2005. Maurício Stolle Bähr – Chairman of the Board of Directors".* **Continuing procedures the Chairman submitted to discussion the first item in the Agenda: 1** - Examination, discussion and voting of proposal for the conversion of all class "A" and "B" preferred shares issued by the Company into ordinary shares, on the basis of one for one for each existing preferred share – The Chairman informed the Shareholders present on the opportunity and convenience for the Company to convert preferred shares issued by the Company to ordinary shares, clarifying in detail the features and conditions of the proposal submitted to the shareholders evaluation. Submitted to vote the proposal was **unanimously** approved for the conversion of all preferred shares into ordinary shares, to be implemented within the terms of the proposal a to be implemented in the terms of the Proposal by the Company's Board of Directors on 06.07.2005, as transcribed: ""PROPOSAL BY THE BOARD OF DIRECTORS OF TRACTEBEL ENERGIA S.A.

Ladies and Gentlemen Shareholders, The present proposal aims to present you the project for the conversion of all class "A" and "B" preferred shares issued by the Company to ordinary shares ("Share Conversion Project"), designed essentially to: (i) level the rights conferred by Company shares; (ii) adapt Company stock structure to the best corporate governance procedures; (iii) increase liquidity of all Company shares; and (iv) enable the Company, in the future, to enter the "New Market" of São Paulo Stock Exchange - BOVESPA. The Share Conversion Project shall be implemented as follows: a) Tractebel Energia Equity is presently divided in 652,742,192 shares, of which 464,052,075 ordinary, 75,069 class "A" preferred and 188,615,048 class "B" preferred; b) the present holders of preferred shares shall continue to have the same proportional participation in the capital and equity of the company, since the conversion will be on a 1 (one) preferred share for 1 (one) ordinary share basis, thus, if the proposed conversion is approved, Company equity will remain divided in 652,742,192 shares, all ordinary; c) preferred shares converted into ordinary shares shall confer all rights to which ordinary shareholders are presently entitled including the right to vote and participate in eventual public offerings due to the alienation of controlling stock within the terms of article 254-A Law No. 6.404/1976; d) Class "A" and "B" preferred shares stockholders disagreeing with the conversion of their shares to ordinary shares may withdraw from the Company, exercising their right to withdraw in agreement with the rules laid down by article 137 of the *Business Corporation Act (*Lei das S.A.).; and e) the approval of the present proposal will imply in the alteration of articles 5th, 8th, §2nd and 30th, §§ 1st and 5th of the Company Bylaws which shall read as follows: *"Art. 5th -Company equity capital subscribed is R$ 2,445,766,091.90 (two billion, four hundred and forty five million, seven hundred and sixty six thousand, ninety one reals and ninety cents) divided into 652,742,192 (six hundred and fifty two million, seven hundred and forty two thousand, one hundred and ninety two) shares, all ordinary, personal and without face value. §1st - Shares issued by the Company may be kept in deposit accounts in the name of their respective holders, under the deed regime, without the issue of certificates, in financial institution appointed by the Board of Directors. §2nd - Always when shares ownership is transferred, the depositary financial institution may charge the seller the cost for the transfer, within the limits established by the Securities and Exchange Commission of Brazil. Art. 8th -The Company is authorized to, through deliberation by the Board of Directors, independent from the tax reform, increase its equity up to R$ 5,000,000,000.00 (five billion reals). (...) §2nd - The Board of Directors may approve the issue of new shares without giving the right of preference to previous shareholders if this is carried out through Sales in the stock exchange, public subscription, or exchange for shares in control acquisition public offering. Art. 30 – The trade year closes on the 31st of December of each year and the financial statements shall comply with applicable legislation. §1st - In each term shall be compulsory the distribution of a dividend not below 25% (twenty five percent) of net profit, adjusted in the terms of the law, and the destination of the term's integral result shall be submitted to the General Assembly for deliberation. (...) §5th - The Company, upon deliberation by the Board of Directors, may credit or pay the shareholders remuneratory interest over equity, observing applicable legislation. The amounts paid or credited by the Company as interest over equity capital shall be inputted, within the terms of applicable legislation, to the value of compulsory dividends"*. The Chairman of the Meeting also informed that within the terms of article 136, §1st, of the *Business Corporation Act (*Lei das S.A.), share conversion shall take place conditioned to the ratification by shareholders at the Special Meetings of class "A" and "B" preferred shares respectively. Next the Chairman

introduced **item two in the Agenda: 2** – Alteration of the established in articles 5th, 8th, § 2nd and 30th, §§ 1st and 5th, of the Company Bylaws, in order to adequate them to the conversion of preferred shares issued by the Company into ordinary shares. Submitted to the vote this alteration was **unanimously** approved, in the terms of the Proposal by the Board of Directors above transcribed. **3** – Next the Chairman proposed the interruption of the proceedings in the present Special Meeting in order to allow the Special Meetings of class "A" and "B" preferred shareholders, both lawfully scheduled for this date. Submitted to vote the proposal was **unanimously** approved, and was decided that the present meeting would restart immediately after both the above-mentioned Special Meetings. **4** – Upon the restart of the present Special General Meeting, the Chairman informed the shareholders that (i) the class "B" preferred shares Special Meeting ratified the conversion of all class "B" preferred shares into ordinary shares; and (ii) the class "A" preferred shares Special Meeting was not held for lack of quorum, as established in article 135, *header*, of Law n. 6.404/1976. As a result the Chairman of the Meeting informed the shareholders that the conversion of all class "B" preferred shares into ordinary shares becomes effective as of the present date: (a) alteration in the wording of the *header* of article 5th of the Company Bylaws, in order to make it reflect the conversion of the 188,615,048 class "B" preferred shares into ordinary shares, reading the following: ***"Art. 5th*** - Company subscribed equity capital is R$ 2,445,766,091.90 (two billion, four hundred and forty five million, seven hundred and sixty six thousand, ninety one reals and ninety cents) divided into 652,742,192 (six hundred and fifty two million, seven hundred and forty two thousand, one hundred and ninety two) shares, all ordinary, personal and with no nominal value", and (b) suppression of present § 6th of article 5th of the Company Bylaws, dealing with the advantages and preferences conferred by this class of shares, becoming remunerated to §6th of the present §7th of article of the Company Bylaws. The conversion of class "A" preferred shares into ordinary shares is still conditioned to ratification by the shareholders of that class of shares, in a new Special Meeting to be summoned opportunely by the Company. This way the other All other alterations on the Bylaws resulting from the deliberation approved in the item 2 of the present Special Meeting, including the new wording of the *header* of article 5th, to also reflect the conversion of the 75,609 class "A" preferred shares into ordinary shares, will only be in force after the ratification of the conversion of class "A" preferred shares at the respective Special Meeting, when the referred Bylaws' dispositions will automatically take effect, not requiring a new Special general Meeting with the subjects in the Board of Directors Proposal transcribed above. **5** – In view of the stated in item 4 above, the Company Bylaws were consolidated with the alterations in force as of this date, as follows: ***"CHAPTER I – Denomination, Organization, Head Offices, Duration and Object - Art. 1st*** - *TRACTEBEL ENERGIA S.A. is a Public Limited Company ruled by the present Bylaws, and by the Corporations Law and other laws and Regulations applicable.* ***Art. 2nd*** *–The Company has Head Offices in the city of Florianópolis, Santa Catarina, at rua Antônio Dib Mussi, 366, Centro, being able to set up branches, subsidiaries, agencies and offices in the Country and abroad.* ***Art. 3rd*** *– The Company has no set duration period.* ***Art. 4th*** *– The Company has as social objective:* ***I*** *– to carry out studies, projects, construction and operation of electric power plants, as well as performing commercial initiatives linked to such activities;* ***II*** *– take part in researches in the energy sector, in connection with the generation and distribution of electric energy, as well as studies for the use of reservoirs for multiple purposes;* ***III*** *– contribute to the qualification of technical staff required in the electric energy sector, as well as preparing qualified workmen, through expert resources;* ***IV*** *– take part in organizations*

dedicated to the operational coordination of interconnected electrical systems; ***V*** *– take part in technical, ,scientific and corporate associations or organizations within regional, national or international scope of interest for the electric sector;* ***VI*** *– collaborate for the preservation of the environment in the performance of its activities;* ***VII*** *– collaborate in programs in connection with promotion and incentive to the national industry of materials and equipment designed for the electric energy sector, as well as its technical norm setting, standardization and quality control; and* ***VIII*** *– take part, as partner, stockholder or shareholder, in other companies in the energy sector.* ***CHAPTER II – Equity Capital and Shares - Art. 5th*** *- Company equity capital subscribed is R$ 2,445,766,091.90 (two billion, four hundred and forty five million, seven hundred and sixty six thousand, ninety one reals and ninety cents) divided into 652,667,123 (six hundred and fifty two million, six hundred and sixty seven thousand, one hundred and twenty three) nominal ordinary shares, and 75,069 (seventy five thousand and sixty nine) class "A" preferred nominal shares, all with no face value.* ***§ 1st*** *- The Company may issue preferred shares up to the limit of 2/3 (two thirds) of Equity Capital, not in proportion to other existing shares, which compete in equal conditions with ordinary shares.* ***§ 2nd*** *– Ordinary nominal shares, with right of vote, and the preferred nominal shares, with right of vote, and the preferred nominal shares without right of vote may be kept in deposit accounts in the name of their respective holders, under the deed regime, without the issue of certificates, in financial institution appointed by the Board of Directors.* ***§ 3rd*** *- Always when shares ownership is transferred, the depositary financial institution may charge the seller the cost for the transfer, within the limits established by the Securities and Exchange Commission.* ***§ 4th*** *– Preferred nominal shares shall have priority for capital reimbursement and dividend distribution.* ***§ 5th*** *- Class "A" preferred nominal shares shall have priority in the distribution of dividends, calculated at the rate of 8% (eight percent) of equity capital for that type of shares, or at a rate of 3% (three percent) of net assets corresponding to that type and class of shares, whichever greater, and to be divided equally among them.* ***§ 6th*** *- Preferred nominal shares will participate, in equal conditions, with nominal ordinary shares in the distribution of dividends, after it is assured the lowest of dividends foreseen in the previous §§.* ***Art. 6th*** *- The Company will be able to issue simple debentures or convertible into shares.* ***Art. 7th*** *– The increases in Company equity shall be carried out by means of public or private subscription of shares, through conversion of debentures or incorporation of reserves, capitalizing resources through the modalities legally accepted, and the paying in of shares shall comply with the norms and conditions established by the Board of Directors.* ***Exclusive paragraph*** *– Shareholders not carrying out the payment in accordance with the norms and conditions in the present article, shall be deemed in default, in the terms of the law, and liable to monetary update, 12% interest (twelve percent) per year and fine of 10% (ten percent) over the amount due.* ***Art. 8th*** *– The Company is authorized to, through deliberation by the Board of Directors, independent from alteration in the Bylaws, increase its equity capital up to R$ 5,000,000,000.00 (five billion reals).* ***§ 1st*** *- Additionally to the other conditions ruling the issue of new shares, it will be up to the Board of Directors to establish the price of issue and deadline for the payment of shares purchased.* ***§ 2nd*** *– Equity capital increases may be carried out regardless of proportion between preferred and ordinary shares, in compliance with the established in § 1st of art. 5th.* ***§ 3rd*** *- The Board of Directors may approve the issue of new shares without the right of preference to existing shareholders if this issue is carried out through the stock exchange, public subscription or the exchange for shares in public offering for controlling stock acquisition.*

Art. 9th *– The Company may issue shares in units or lots. Stock splits or Inplits shall be carried out upon request by the shareholder who will be liable for all expenses inherent.* ***Exclusive paragraph*** *– The services of conversion, transfer and split of shares may be transitorily suspended, observing the norms and limitations established in current legislation.* ***CHAPTER III – General Meetings - Art. 10th*** *- Regular General Meetings shall take place within the first four (4) months subsequent to the end of the trade year, in a date and hour previously established, for:* ***I*** *– submittal of management financial statements, examination and discussion of financial reports;* ***II*** *– deliberation on the destination of the trade year's Net Profit and distribution of dividends; and* ***III*** *– election of the Tax Board members and, when required, the members of the Board of Directors.* ***Art. 11th*** *- Special General Meetings shall be held whenever required observing all applicable legislation and Bylaws.* ***Art. 12th*** *– The panel that will guide the proceedings at the General Meetings shall be composed by the Chairman of the Board of Directors or, in his absence or unavailability, by whom the shareholders may chose, and a secretary elected among the present.* ***Art. 13th*** *– The Notice of Meeting may condition shareholders presence at the General Meeting to the fulfillment of applicable legal requirements, with the submittal of shareholder status legal proof, such submittal may be required to be carried out seventy (72) hours before the Meeting's scheduled date.* ***CHAPTER IV - Management - Art. 14th*** *– The Company shall be managed by a Board of Directors and a Management Board.* ***Art. 15th*** *- The General Meeting shall establish the remuneration of both Boards members. If this remuneration is established as a global amount, the Board of Directors shall decide on the division among the members of both boards.* ***CHAPTER V – The Board of Directors - Art. 16th*** *– The Board of Directors shall comprise three (3) to seven (7) members, including the Chairman and Vice-Chairman, elected by the shareholders, within the terms of the law, serving a three year term and eligible for reelection.* ***§ 1st*** *– One of the members of the Board of Directors shall be elected by the employees through direct voting organized by the Company and homologated by the shareholders in a General Meeting.* ***§ 2nd*** *- Upon a vacancy in the Board of Directors, the remaining members shall elect a replacement to fill in the vacancy until the next General Meeting replacement. In the case the majority of seats become vacant a General Meeting shall be summoned in order to carry out a new election.* ***Art. 17th*** *– The Board of Directors shall meet, regularly, quarterly and when required in special meetings, summoned in accordance with the established in the present Bylaws.* ***Art. 18th*** *– The meetings of the Board of Directors shall be summoned by its Chairman or members representing at least one third (1/3) of its members, summoning not being required when all members are present. The Board of Directors will deliberate through majority of votes, being up to its Chairman, in case of draw, to give the casting vote.* ***Art. 19th*** *– The Board of Directors shall have the following attributions:* ***I*** *– establish the general focus of Company business;* ***II*** *– elect and dismiss Managers and establish their respective attributions, observing the established in the present Bylaws;* ***III*** *– monitor Management administration;* ***IV*** *– establish limits and scope for company representation by procurators;* ***V*** *– summon the General Meetings;* ***VI*** *– evaluate Management Report and Financial Report;* ***VII*** *– approve the Company's global annual budget;* ***VIII*** *– approve contracts and obligations worth over R$ 20,000,000.00 (twenty million reals);* ***IX*** *– propose to the General Meeting the issue of debentures which conditions are not within the scope of its original competence;* ***X*** *– deliberate on the issue of debentures simple, non-convertible into shares without real guarantee, and on conditions lawfully delegated to it by the General Meeting;* ***XI*** *– approve the concession of surety or*

guarantee to third parties; ***XII*** *– approve the conveyance or indebtment of Company fixed assets worth over R$ 20,000,000.00 (twenty million reals);* ***XIII*** *– deliberate on the acquisition and conveyance of shares issued by the Company establishing their prices and conditions;* ***XIV*** *– deliberate on the issue of new shares, their prices, and other issue conditions, observing the established in the present Bylaws;* ***XV*** *– deliberate, in the cases foreseen in the present Bylaws, on the elaboration of semestral, or lesser periods, financial reports, and distribution of intermediary dividends or the accumulated profits account or profit reserve, as well as on credit or payment of interest over equity capital;* ***XVI*** *– deliberate on the issue of commercial papers, as well as the issue of subscription bonuses;* ***XVII*** *– chose and dismiss independent auditors;* ***XVIII*** *– approve the Company's Internal Regulations; and* ***XIX*** *– deliberate on the cases not dealt with in the Bylaws.* ***Art. 20th*** *– In its absence or unavailability the Chairman of the Board shall be replaced by the Vice-Chairman.* ***CHAPTER VI – Management Board - Art. 21st*** *– The Management Board shall include seven (7) members elected by the Board of Directors, serving three (3) year mandates, and eligible for reelection.* ***Single paragraph*** *– The attributions and powers of the Management Board members shall be established by the Board of Directors, which shall, obligatorily, appoint a President and an Investor Relations Managing Director.* ***Art. 22nd*** *– The Board shall meet, regularly, at least once a month, and when required in special meetings, summoned in accordance with the established in the present Bylaws.* ***Art. 23rd*** *– The meetings of the Management Board are summoned by the President Director or two (2) Managing Directors, not requiring summoning when all its members are present. The Board of Directors will deliberate through majority of votes, being up to its Chairman, in case of draw, to give the casting vote. Art. 24 – The attributions of the Management Board include the general management and representation of the Company, observing the present Bylaws and guidelines and attributions established by the Board of Directors.* ***§ 1st*** *- In the exercise of its attributions, it is up to the Management Board:* ***I*** *– to elaborate the financial reports and the management report, when required;* ***II*** *– elaborate the Company Internal Regulations and submit it to the approval of the Board of Directors;* ***III*** *– elaborate the Company's annual budget, observing the global figures approved by the Board of Directors.* ***§ 2nd*** *– The attributions of the President Director include:* ***I*** *– Preside the Board Meetings;* ***II*** *– coordinate and guide the activities of all other managing directors, in their respective areas of competence;* ***III*** *– allocate special activities and tasks to any of the managing directors, independent from their respective regular attributions; and* ***IV*** *– oversee the enforcement of the decisions by the Board of Directors and the Management Board.* ***Art. 25th*** *– In the case of temporary unavailability, license or vacation of any Director, the Board will appoint a Director to accumulate his functions.* ***Art. 26th*** *– In the case of vacancy, the Management Board shall appoint a Managing Director to accumulate the functions of the seat vacant for the reminder of the term, until the meeting of the Board of Directors, when the vacancy shall be filled.* ***Art. 27th*** *– The Company shall be obligated through the signature of two Directors, observing the however the dispositions in §§ as follows.* ***§ 1st*** *– The Directors may appoint procurers to represent the Company, acting always jointly with a director or another procurer sufficiently empowered or, acting alone.* ***§ 2nd*** *- Company proxies shall be conceded by two (2) Directors and shall specify the powers authorized and the duration of the proxies, except for the power of attorney in lawsuits and administrative disputes, which may have undetermined duration.* ***CHAPTER VII – Strategic Committee - Art. 28th*** *– The Company shall have a strategic committee, which will act as a counseling body for the management,*

offering advice and opinions to the Board of Directors and management Board when required. The Strategic Committee shall include up to seven (7) members, shareholders or not, residing in the Country or not, that may be administrators, elected by the Board of Directors, which will establish their remuneration, and working within the Internal Regulations of the Company. ***CHAPTER VIII – Tax Board - Art. 29th*** *– The Tax Board shall not work on a permanent basis, meeting only upon request by the shareholders, according to applicable legislation, and shall include between three (3) and five (5) permanent members and equal number of replacements, on a mandate of one (1) year. The General Meeting electing the Tax Board shall also establish their respective remuneration, observing the legal minimum.* ***CHAPTER IX – Trade Year and Financial Statements - Art. 30th*** *– The trade year will end on the 31st of December of each year and the financial statements shall comply with the applicable legal requirements.* ***§ 1st*** *- In each trade year it shall be compulsory the distribution of a dividend not below twenty five percent (25%) of net profit, adjusted in the terms of the law, observing the dispositions foreseen in art. 5th, dealing with dividends of preferred shares, also the destination of the trade year's total result shall be submitted to the General Meeting.* ***§ 2nd*** *– The Company may rise financial statements on the 30th of June of each year, the Board of Directors being able to declare dividends based on such statements.* ***§ 3rd*** *– The Company may elaborate financial statements and distribute dividends in shorter periods, providing the total of dividends paid in each semester of the trade year does not exceed the amount of the capital reserves in §1st of article 182nd of Law 6.404, dated 15th of December 1976.* ***§ 4th*** *- The Board of Directors may declare intermediary dividends, in the account of accumulated profits or reserves of existing profits in the last annual or semestral report.* ***§ 5th*** *– The Company, upon deliberation by the Board of Directors, may credit or pay the shareholders remuneratory interests over equity, observing for such, the applicable legislation. The amounts paid or credited by the Company as interest over equity may be inputted, in the terms of applicable legislation, to the compulsory dividends, including preferred shares dividends.* ***Art. 31st*** *– It is void, after three (3) years any claim for dividends not timely claimed, which shall revert to the benefit of the Company.* ***CHAPTER X – General Dispositions - Art. 32nd*** *– The participation in the profits or results, not linked to remuneration, may be paid to employees, after the ruling of the Regular General Meeting, according to applicable legislation".* As no one else expressed the whish to add anything to the above, the Chairman thanked everyone's presence and closed the procedures of the General Meeting, requesting the minutes to be registered, which after read and approved were signed by the shareholders present, representing over 2/3 of voting stock, and myself as the Meeting secretary, and of which were made the copies required for legal purposes.

Florianópolis, June 27th 2005.

Maurício Stolle Bähr Chairman	José Moacir Schmidt Secretary

Shareholders:

SUEZ ENERGY SOUTH AMERICA PARTICIPAÇÕES LTDA.

BANCO CLÁSSICO S.A.

MAURÍCIO STOLLE BÄHR

VICTOR-FRANK DE PAULA ROSA PARANHOS

ANTONIO LIBENIR MARTINS

JOSÉ MOACIR SCHMIDT

SOCAL S.A. MINERAÇÃO E INTERCÂMBIO COMERCIAL E INDUSTRIAL

THE MASTER TRUST BANK OF JAPAN LTD. RE: MTBC400035147

STATE STREET EMERGING MKTS

CNPJ 02.474.103/0001-19

MINUTES OF TRACTEBEL ENERGIA S.A. CLASS "B" PREFERRED SHARES STOCKHOLDERS SPECIAL MEETING

On the 27th day of the month of June, two thousand and five, at 11:30 hours, at the Company head offices located at Rua Antônio Dib Mussi, 366, Centro, in the city of Florianópolis, Santa Catarina State Capital, shareholders representing over 2/3 (two thirds) of TRACTEBEL ENERGIA S.A. Class "B" Preferred Shareholders attended meeting, according to registers and signatures in the "Shareholders Attendance Log", deliberating on the issues in the Agenda. Upon the start of works Mr. Maurício Stolle Bähr, Chairman of the Board of Directors, whose attribution, according to art. 12 of the Company Bylaws, is to preside the proceedings, proposed and saw accepted as the meeting Secretary Mr. José Moacir Schmidt. Opening the procedures the Chairman thanked the presence of the shareholders and Company Director Mr. Marc Jacques Zelie Verstraete. Next the Chairman informed that the present minutes shall be written as a summary of the procedures in the terms of article 130, § 1°, of Law 6.404/76, and that the Meeting had been lawfully summoned through notice published in the newspapers Valor Econômico, Diário Oficial do Estado de Santa Catarina and Diário Catarinense issues of the 10th, 14th and 15th of June 2005, requesting reading the aforementioned notices, carried out as transcribed: ***"CLASS "B" PREFERRED SHARES STOCKHOLDERS SPECIAL MEETING – NOTICE OF MEETING -*** *Within the terms of applicable legislation and corporate Bylaws,* ***TRACTEBEL ENERGIA S.A*** *class "B" preferred shares stockholders are hereby notified to attend the Special Meeting to be held on June 27th 2005, at 11:30, at the Company Head Offices at Rua Antônio Dib Mussi, 366, Centro, Florianópolis, Santa Catarina State Capital, in order to deliberate on the proposed conversion of all Company issue class "B" preferred shares to ordinary shares, on a one to one basis, and consequent alteration of the established in articles 5th, 8th, § 2nd and 30, §§ 1st and 5th, of the Company Bylaws.*
In compliance with article 135, § 3°, of Law N. 6.404/1976, we inform the shareholders that the Proposal of the Board of Directors for the conversion of all class "A" and "B" preferred shares to ordinary shares is available at the Company's head offices and in the Company Internet site (www.tractebelenergia.com.br).

Shareholders shall submit documental proof of Tractebel Energia S.A. stock ownership at the Company Head Offices within seventy two (72) hours, during normal office hours, before the Meetings are scheduled to take place, in compliance with applicable legislation and article 13 of Company Bylaws. Florianópolis, June 9th 2005. Maurício Stolle Bähr – Chairman of the Board of Directors". **Continuing procedures the Chairman opened the Agenda to discussion:** Examination, discussion and voting of proposal for the conversion of all class "B" preferred shares issued by the Company into ordinary shares, and consequent alteration of the disposed in articles 5th, 8th, § 2nd, and 30th, §§ 1st and 5th, of the Company Bylaws – The Chairman informed the Shareholders present on the opportunity and convenience for the Company to convert class "B" preferred shares issued to ordinary shares on a one for one basis for all existing stock, clarifying in detail the features and conditions of the proposal submitted to the shareholders evaluation. The Chairman informed the shareholders also that at the Special Meeting held on this date that the conversion of all class "B" preferred shares into ordinary shares and the alteration of the statutory dispositions above mentioned were unanimously

approved. Submitted to vote the proposal was **unanimously** approved for the conversion of all class "B" preferred shares into ordinary shares and consequent alteration of the disposed in articles 5th, 8th, § 2nd, and 30, §§ 1st and 5th, of the Company Bylaws, to be implemented in the terms of the Proposal by the Company's Board of Directors on 06.07.2005, as transcribed: ""PROPOSAL BY THE BOARD OF DIRECTORS OF TRACTEBEL ENERGIA S.A. Ladies and Gentlemen Shareholders, The present proposal aims to present you the project for the conversion of all class "A" and "B" preferred shares issued by the Company to ordinary shares ("Share Conversion Project"), designed essentially to: (i) level the rights conferred by Company shares; (ii) adapt Company stock structure to the best corporate governance procedures; (iii) increase liquidity of all Company shares; and (iv) enable the Company, in the future, to enter the "New Market" of São Paulo Stock Exchange - BOVESPA. The Share Conversion Project shall be implemented as follows: a) Tractebel Energia Equity is presently divided in 652,742,192 shares, of which 464,052,075 ordinary, 75,069 class "A" preferred and 188,615,048 class "B" preferred; b) the present holders of preferred shares shall continue to have the same proportional participation in the capital and equity of the company, since the conversion will be on a 1 (one) preferred share for 1 (one) ordinary share basis, thus, if the proposed conversion is approved, Company equity will remain divided in 652,742,192 shares, all ordinary; c) preferred shares converted into ordinary shares shall confer all rights to which ordinary shareholders are presently entitled including the right to vote and participate in eventual public offerings due to the alienation of controlling stock within the terms of article 254-A Law No. 6.404/1976; d) Class "A" and "B" preferred shares stockholders disagreeing with the conversion of their shares to ordinary shares may withdraw from the Company, exercising their right to withdraw in agreement with the rules laid down by article 137 of the *Business Corporation Act (*Lei das S.A.).; and e) the approval of the present proposal will imply in the alteration of articles 5°, 8°, §2° and 30, §§ 1° and 5° of the Company Bylaws which shall read as follows: *"Art. 5th - Company subscribed equity capital is R$ 2,445,766,091.90 (two billion, four hundred and forty five million, seven hundred and sixty six thousand, ninety one reals and ninety cents) divided into 652,742,192 (six hundred and fifty two million, seven hundred and forty two thousand, one hundred and ninety two) shares, all ordinary, personal and without nominal value. §1° - Shares issued by the Company my be kept in deposit accounts in the name of their respective holders, under the deed regime, without the issue of certificates, in financial institution appointed by the Board of Directors. §2° - Always when shares ownership is transferred, the depositary financial institution may charge the seller the cost for the transfer, within the limits established by the Securities and Exchange Commission of Brazil. Art. 8° -The Company is authorized to, through deliberation by the Board of Directors, independent from the tax reform, increase its equity up to R$ 5,000,000,000.00 (five billion reals). (...) §2° - The Board of Directors may approve the issue of new shares without giving the right of preference to previous shareholders if this is carried out through Sales in the stock exchange, public subscription, or exchange for shares in control acquisition public offering. Art. 30 – The trade year closes on the 31st of December of each year and the financial statements shall comply with applicable legislation. §1° - In each term shall be compulsory the distribution of a dividend not below 25% (twenty five percent) of net profit, adjusted in the terms of the law, and the destination of the term's integral result shall be submitted to the General Assembly for deliberation. (...) §5° - The Company, upon deliberation by the Board of Directors, may credit or pay the shareholders remuneratory interest over equity, observing applicable legislation. The amounts paid or credited by the Company as interest over equity capital shall be inputted, within the terms of*

applicable legislation, to the value of compulsory dividends". As a result of the deliberation here approved, conversion of class "B" preferred shares into ordinary shares is enforced immediately independent of class "A" preferred shares Special Meeting to be held later, deliberating specifically on the conversion of such class of shares into ordinary shares. In view of this, it was established that shall be immediately enforced: (a) alteration of *header* of article 5th of the Bylaws, in order for header to reflect the conversion of 188,615,048 class "B" preferred shares into ordinary shares, establishing: *"Art. 5th - Company equity capital subscribed is R$ 2,445,766,091.90 (two billion, four hundred and forty five million, seven hundred and sixty six thousand, ninety one reals and ninety cents) divided into 652,742,192 (six hundred and fifty two million, seven hundred and forty two thousand, one hundred and ninety two) shares, 652,667,123 (six hundred and fifty two million, six hundred and sixty seven thousand, one hundred and twenty three) ordinary nominal shares and e 75,069 (seventy five thousand and sixty nine) preferred nominal class A share, all without face value."*, and (b) suppression of present § 6th of article 5th of the Company Bylaws, dealing with the advantages and preferences conferred by this class of shares, becoming remunerated to §6th of the present §7th of article of the Company Bylaws. All other alterations on the Bylaws resulting from the deliberation approved in the present Special Meeting, including the new wording of the *header* of article 5th, to also reflect the conversion of the 75,609 class "A" preferred shares into ordinary shares, will only be in force after the ratification of the conversion of class "A" preferred shares at the respective Special Meeting, when the referred Bylaws' dispositions will automatically take effect, not requiring a new Special general Meeting with the subjects in the Board of Directors Proposal transcribed above. As no one requested the use of the word the Chairman thanked all the present and closed the procedures of the First Special Meeting for Class "B" Preferred Shareholders, instructing the present Minutes to be registered, which, after read and approved were signed by the Chairman and shareholders present, representing over 2/3 of all class "B" Preferred Shares issued by the Company, and myself as the meeting Secretary, and of which were made the copies required for legal purposes.
Florianópolis June 27th 2005.

Maurício Stolle Bähr
Chairman

José Moacir Schmidt
Secretary

Shareholders:

SUEZ ENERGY SOUTH AMERICA PARTICIPAÇÕES LTDA

BANCO CLÁSSICO S.A.

JOSÉ PAIS RANGEL

JOSÉ MOACIR SCHMIDT

SOCAL S.A. MINERAÇÃO E INTERCÂMBIO COMERCIAL E INDUSTRIAL

CNPJ 02.474.103/0001-19

MINUTES OF TRACTEBEL ENERGIA S.A. CLASS "A" PREFERRED SHARES STOCKHOLDERS SPECIAL MEETING

According to the notice of meeting published in the newspapers Valor Econômico, Diário Oficial do Estado de Santa Catarina and Diário Catarinense issues of the 10th, 14th and 15th of June 2005, it was lawfully summoned the TRACTEBEL ENERGIA S.A. Class "A" Preferred Shares Stockholders Special Meeting, to be held on June 27th 2005, at 12:00 hs., to deliberate on the proposed conversion of all Company issue class "A" preferred shares into ordinary shares, on a one for one basis, and consequent alteration of the established in articles 5th, 8th, § 2nd and 30th, §§ 1st and 5th, of the Company Bylaws. However, on the date and hour scheduled, as registered and signed in the " Shareholders Attendance Log", only the shareholder SUEZ ENERGY SOUTH AMERICA PARTICIPAÇÕES LTDA., holding less than two thirds of all class "A" preferred shares issued by the Company was present. Due to the lack of quorum as required in article 135, *paragraph*, of Law 6.404/1976 for holding meetings addressing subjects affecting the bylaws, the Special Meeting did not take place. The Chairman of the Board of Directors, Mr. Maurício Stolle Bähr, faced with the lack of quorum, requested to be included in the Meeting minutes that the Company will issue a new notice of Special Meeting for class "A" preferred shareholders, to deliberate on the proposed conversion of all Company issue class "A" preferred shares into ordinary shares, requesting the registry of the present minutes, which, after read and approved were signed by the shareholder present and myself, José Moacir Schmidt, the Meeting Secretary.
Florianópolis, June 27th 2005.

Maurício Stolle Bähr
Chairman of the Board of Directors

José Moacir Schmidt
Secretary

Shareholders:

SUEZ ENERGY SOUTH AMERICA PARTICIPAÇÕES LTDA